                                        Filed under Rule 424(b)(5)
                                        No. 333-97945 and
                                        No. 333-63619
PROSPECTUS SUPPLEMENT
(To prospectus dated September 30, 1998)

                                 $150,000,000

[LOGO] FEDERAL REALTY
       INVESTMENT TRUST

                             6 1/8% Notes due 2007

                               -----------------

   We will pay interest on the notes on May 15 and November 15 of each year, beginning May 15, 2003. Interest will accrue from November 19, 2002. We may redeem the notes in whole or in part at any time before maturity at the redemption price described in this prospectus supplement.

   The notes will be unsecured obligations and rank equally with our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

   Investing in our notes involves risks that are described in the "Risk Factors" section on page S-2 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2001.

                               -----------------

                                                Per Note    Total
                                                --------    -----
           Public offering price (1)...........  99.764% $149,646,000
           Underwriting discount...............      .6%     $900,000
           Proceeds, before expenses, to us (1)  99.164% $148,746,000

   (1) Plus accrued interest from November 19, 2002, if settlement occurs after that date

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The notes will be ready for delivery only in book-entry form through The Depository Trust Company on or about November 19, 2002.

                               -----------------
                          Joint Book-Running Managers

Merrill Lynch & Co.          Salomon Smith Barney           Wachovia Securities

                               -----------------
Commerzbank Securities

        Banc of America Securities LLC

                BMO Nesbitt Burns

                        Fleet Securities, Inc.

                                HVB Capital Markets, Inc.

                                         Wells Fargo Brokerage Services, LLC

                                                 PNC Capital Markets, Inc.

                               -----------------

         The date of this prospectus supplement is November 14, 2002.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              Page
                                                              ----
              WHERE YOU CAN FIND MORE INFORMATION..........  S-1
              RISK FACTORS.................................  S-2
              PROSPECTUS SUPPLEMENT SUMMARY................  S-3
              2002 THIRD QUARTER HIGHLIGHTS................  S-7
              USE OF PROCEEDS..............................  S-8
              RATIOS OF EARNINGS TO FIXED CHARGES..........  S-9
              CAPITALIZATION..............................  S-10
              SELECTED CONSOLIDATED FINANCIAL DATA......... S-11
              DESCRIPTION OF NOTES......................... S-13
              CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.... S-19
              UNDERWRITING................................. S-20
              NOTICE REGARDING ARTHUR ANDERSEN LLP......... S-21
              LEGAL MATTERS................................ S-21

                                  PROSPECTUS

              Available Information..........................  2
              Incorporation of Certain Documents by Reference  2
              The Trust......................................  3
              Use of Proceeds................................  4
              Ratios of Earnings to Fixed Charges............  4
              Description of Debt Securities.................  4
              Description of Preferred Shares................ 15
              Description of Common Shares................... 21
              Federal Income Tax Considerations.............. 22
              Plan of Distribution........................... 23
              Legal Opinions................................. 24
              Experts........................................ 24

                               -----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public at the SEC's website at www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at:

                           Public Reference Section
                      Securities and Exchange Commission
                                   Room 1200
                            450 Fifth Street, N.W.
                            Washington, D.C. 20549

   Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room. Reports, proxy statements and other information concerning Federal Realty Investment Trust may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, NY 10005.

   The SEC allows us to "incorporate by reference" the information we file with the SEC and the New York Stock Exchange, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and all information that we will later file with the SEC will automatically update and supersede that information. In particular, the information appearing in the accompanying prospectus under the caption "Federal Income Tax Considerations" has been superseded in its entirety by information appearing in the Form 8-K filed on November 13, 2002. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act (Exchange Act File No. 1-07533), from the date of this prospectus supplement until we terminate the offering hereunder.

  . Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and filed on March 22, 2002

  . Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and filed on May 2, 2002

  . Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 and filed on August 12, 2002

  . Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 and filed on October 30, 2002

  . Current Reports on Form 8-K filed with the SEC on November 13, 2002, October 30, 2002, September 4, 2002, August 12, 2002, June 11, 2002, June
      5, 2002, April 30, 2002, March 28, 2002, March 12, 2002 and February 12,
      2002

   Copies of these filings are available at no cost on our website, www.federalrealty.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may obtain a copy of these filings and any amendments to the filings at no cost, by writing or telephoning us. Those copies will not include exhibits to the filings unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You also may obtain copies of any exhibits to the registration statement. Please direct your request to:

                               Andrew P. Blocher
            Vice President, Investor Relations and Capital Markets
                        Federal Realty Investment Trust
                           1626 E. Jefferson Street
                           Rockville, Maryland 20852
                       (301) 998-8100 or (800) 658-8980

   This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may obtain copies of the exhibits by contacting the person named above.

   You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any incorporated document is accurate as of any date other than the date of the document.

                                 RISK FACTORS

   This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Also, documents that we "incorporate by reference" into this prospectus supplement and the accompanying prospectus, including documents that we subsequently file with the SEC, will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the risk factors included or incorporated by reference in this prospectus supplement and the accompanying prospectus describe forward-looking information. The risk factors describe risks that may affect these statements but are not all-inclusive, particularly with respect to possible future events. Many things can happen that can cause actual results to be different from those we describe. These factors include, but are not limited to:

  . risks that our growth will be limited if we cannot obtain additional capital;

  . risks of financing, such as our ability to consummate additional financings or obtain replacement financing on terms which are acceptable to us, our ability to comply with our existing financial covenants and the possibility of increases in interest rates that would result in increased interest expense;

  . risks normally associated with the real estate industry, including risks that our tenants will not pay rent or that we may be unable to renew leases or relet space at favorable rents as leases expire, that new acquisitions and our development, construction and renovation projects, including our Santana Row project, may fail to perform as expected, that competition for acquisitions could result in increased prices, environmental risks, and, because real estate is illiquid, that we may not be able to sell properties when appropriate; and

  . risks related to our status as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes, such as our obligation to comply with complex tax regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences if we fail to qualify as a REIT.

   Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements or those incorporated into this prospectus supplement and the accompanying prospectus. We also make no promise to update any of the forward-looking statements. Investing in the notes involves risk, and you should carefully review the risks and the risk factors incorporated by reference into this prospectus supplement and the accompanying prospectus, including those included in our Annual Report on Form 10-K for the year ended December 31, 2001, as well as the other information in this prospectus supplement and the accompanying prospectus before buying our notes.

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following is only a summary. It should be read together with the more detailed information included elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information is incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                   The Trust

   Federal Realty Investment Trust is an equity real estate investment trust specializing in the ownership, management, development and redevelopment of high quality retail and mixed-use properties. As of September 30, 2002, we owned or had an interest in 113 community and neighborhood shopping centers and urban retail and mixed-use properties comprising approximately 15 million square feet and one apartment complex, all in strategic metropolitan markets across the United States.

   We operate in a manner intended to qualify as a real estate investment trust pursuant to provisions of the Internal Revenue Code. Our offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852. Our telephone number is
(301) 998-8100 or (800) 658-8980. Our website address is www.federalrealty.com. The information contained in our website is not a part of this prospectus supplement.

Our Competitive Strengths

   We believe that we distinguish ourselves from other owners and operators of retail and mixed-use properties in a number of ways, including by our:

  . Diverse tenant base. As of September 30, 2002, we had in excess of 2,000 tenants. No single tenant currently represents more than 2.6% of our annualized base rent and our top 10 tenants as a group only represent approximately 16.6% of our annualized base rent.

  . Attractive locations with strong market demographics. Our core portfolio is located in some of the nation's strongest markets, which are characterized by dense populations, affluent residents, and limited land available for the development of competing properties.

  . Seasoned management team. Our senior management team consists of executives with an average of approximately 14 years experience in the management, redevelopment, leasing, acquisition and construction of real estate.

Our Business and Growth Strategy

   Our primary objective is to redevelop and acquire community and neighborhood shopping centers that are anchored by supermarkets, drug stores or high-volume, value-oriented retailers that provide consumer necessities in order to consistently achieve the highest internal growth rate in our sector. We evaluate each investment opportunity on its individual merits, allocating capital to those investments which we believe will contribute to increasing our cash flow over both the short term and long term. The cornerstones of our business strategy include:

  . The operation of our properties to achieve the highest internal growth rate in our sector;

  . Acquisition of older, well-located shopping centers and retail buildings in densely populated and affluent areas with possibilities for enhancing their operating performance through renovation, expansion, reconfiguration and/or retenanting; and

  .   The redevelopment, retenanting and expansion of our existing properties.

                                 The Offering

   All capitalized terms not defined herein have the meanings specified in "Description of Notes" in this prospectus supplement or in "Description of Debt Securities" in the accompanying prospectus. For a more complete description of the terms of the notes specified in the following summary, see "Description of Notes."

 Securities Offered.... $150,000,000 aggregate principal amount of 6 1/8%
                        Notes due November 15, 2007.

 Maturity.............. The notes will mature on November 15, 2007.

 Interest Payment Dates Interest on the notes will be payable semi-annually in arrears on May and November, commencing May 15, 2003, and at maturity.

 Ranking............... The notes will rank pari passu with all of our other unsecured and unsubordinated indebtedness, except
                        that the notes will be effectively subordinated to the
                        prior claims of each secured mortgage lender to any
                        specific property which secures such lender's
                        mortgage. After giving effect to the use of proceeds
                        from this offering, we will have outstanding
                        approximately $279.5 million of secured indebtedness
                        collateralized by 12 properties and approximately
                        $732.5 million of unsecured indebtedness (including
                        the $150,000,000 of 6 1/8% Notes due November 15,
                        2007) ranking pari passu with the notes.

 Use of Proceeds....... Our net proceeds from this offering are estimated to be $148.2 million, after deducting the underwriting
                        discount and estimated expenses of this offering. We
                        will use these net proceeds, together with available
                        insurance proceeds and borrowings under our $300
                        million credit facility, to pay in full and retire the
                        approximately $175.3 million balance outstanding
                        under the construction loan for the Santana Row
                        development in San Jose, California. See "Use of
                        Proceeds" on page S-8 for more information.

Limitations on
Incurrence of Debt....  The notes contain various covenants, including the following:
                        (1) we will not, and will not permit any subsidiary to,
                        incur any Debt if, immediately after giving effect to
                        the incurrence of such Debt and the application of the
                        proceeds thereof, the aggregate principal amount of
                        all of our outstanding Debt and our subsidiaries on a
                        consolidated basis determined in accordance with
                        generally accepted accounting principles is greater
                        than 65% of the sum of (without duplication) (a)
                        Total Assets as of the end of the calendar quarter
                        covered in our Annual Report on Form 10-K or

             Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional
             Debt and (b) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received
             (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt;
             (2) we will not, and will not permit any subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our or any of our subsidiaries' property if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our subsidiaries' outstanding Debt on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on our or our subsidiaries' property is greater than 40% of the sum of (without duplication) (a) Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange
             Act, with the Trustee) prior to the incurrence of such additional Debt and (b) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt; provided that for purposes of this limitation, the amount of obligations under capital leases shown as a liability on our consolidated balance sheet shall be deducted from Debt and from Total Assets;
             (3) we will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income
             Available for Debt Service to the Annual Debt
             Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on an unaudited pro forma basis after giving effect thereto and to the application of the proceeds therefrom and calculated on the assumption that (a) such Debt and any other
                      Debt incurred by us and our subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (b) the repayment or retirement of any other Debt by us and our subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period
                      (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (c) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period, with the appropriate adjustments with respect to such acquisition being included in such unaudited pro forma calculation; and (d) in the case of any acquisition or disposition by us or our subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period, with the appropriate adjustments with respect to such acquisition or disposition being included in such unaudited pro forma calculation; and
                      (4) we, together with our subsidiaries, will maintain an Unencumbered Total Asset Value in an amount not less than 125% of the aggregate outstanding principal amount of all of our and our subsidiaries' unsecured
                      Debt.
  Optional Redemption The notes are redeemable at any time at our option, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 37.5 basis points plus, in each case, accrued interest thereon to the redemption date. See "Description of Notes--Optional
                      Redemption."

                         2002 THIRD QUARTER HIGHLIGHTS

2002 Third Quarter Summary Results of Operations

   Financial Results. On October 30, 2002, we announced our results of operations for the quarter ended September 30, 2002. For the quarter ended September 30, 2002, our funds from operations, or "FFO," were $29.7 million, as compared to $28.3 million reported for the same period in the prior year.

   FFO is a supplemental measure of real estate companies' operating performance developed by the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as follows: income available for common shareholders before depreciation and amortization of real estate assets and before extraordinary items less gains on sale of real estate. NAREIT developed FFO as a relative measure of performance and liquidity of an equity REIT in order to recognize that the value of income-producing real estate historically has not depreciated on the basis determined under generally accepted accounting principles, or GAAP. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to pay dividends. We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application. For a reconciliation of FFO to net income available for common shareholders, please review "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" of our Form 10-Q for the quarter ended September 30, 2002.

   Portfolio Results. Our rental income for the quarter ended September 30, 2002 was $72.3 million. This represents an increase of 6.0% over the $68.2 million reported for the same period in the prior year. On a same-center basis, which excludes the impact of properties acquired, developed or sold during the analyzed periods, rental income increased 3.1% from $67.1 million to $69.2 million and net operating income increased 4.0% from $49.2 million to $51.2 million.

   At September 30, 2002, our occupancy remained strong at 95.5%, compared to 95.8% at September 30, 2001. During the third quarter, we signed leases for over 480,000 square feet of retail space. On a comparable retail space basis, we leased over 375,000 square feet at an average cash basis increase in rent per square foot of 20%. The weighted-average new rent on these same space leases was $19.05 per square foot compared to the previous average rent of $15.93 per square foot.

Santana Row Update

   Santana Row is our multi-phase, mixed-use project being built on 42 acres in San Jose, California in the heart of Silicon Valley. On August 19, 2002, a fire broke out at Building Seven in the Santana Row project. Building Seven contained approximately 87,000 square feet of retail space, approximately 1,000 parking spaces and 246 residential units. All but 11 of the residential units in the building, which were originally scheduled to open in early 2003, were destroyed. The retail units and parking structure sustained water and smoke damage but were not structurally impaired. The opening of these retail units, originally scheduled for September 2002, will be delayed until early 2003. The damage related to the fire was limited almost entirely to this single building. We believe that we have adequate insurance coverage to substantially cover our losses from the fire. We estimate the insurance claim to be in the range of $70 million to $90 million which includes costs to clean-up, repair and rebuild, as well as to cover soft costs and lost rents. The cause of the fire has yet to be determined but will not affect our insurance claim. To date, we have received $21 million from our insurance carrier, of which $20 million is being held in escrow by our construction lender, and we intend to use the escrowed funds as part of the payoff and retirement of the construction loan.

   As a result of the fire and the resulting delay in the opening of the project from September 19, 2002, we have redefined Phase I of the project. The redefined Phase I of the project includes a 1,500-foot-long main street and eight buildings which will contain approximately 445,000 square feet of retail space, 255 residential units, a 214 room hotel and the supporting infrastructure. Crate & Barrel, a 40,000 square foot anchor tenant, opened at Santana Row on June 27, 2002. An additional 123,623 square feet of Phase I retail space at Santana Row opened on November 7, 2002, and the remaining Phase I retail space is scheduled to open at various times from now through Spring 2003.

   As of September 30, 2002 the retail leasing status of the Santana Row project was as follows:

                                             Santana Row Leasing Status
                           -------------------------------------------------------------
                           Percentage of Available Retail Percentage of First Floor "Main
                                   Square Footage             Street" Square Footage
                           ------------------------------ -------------------------------
Leased....................               67%                            92%
Executed Letters of Intent               18                              2
                                         --                             --
   Total..................               85%                            94%
                                         ==                             ==

   We estimate the total cost of Phase I to be approximately $445 million, net of insurance proceeds, which includes the acquisition and infrastructure costs for 19 acres of undeveloped land on which we have entitlements to build an additional 946 residential units and approximately 150,000 square feet of additional retail space. As of September 30, 2002, costs of approximately $396 million have been funded. We have capacity under our $300 million credit facility that is more than sufficient to fund, prior to receipt of insurance proceeds, the remaining $49 million of costs to complete Phase I.

   We are evaluating our Building Seven residential options and alternatives, taking into account costs incurred to date, costs to rebuild and market conditions. We believe that we will be able to rebuild an economically viable residential component for Building Seven. We have not determined the scope of future phases of Santana Row and will not do so until the success of Phase I and future demand for retail and residential space is determined. However, as Phase I utilizes only part of the retail and residential entitlements of the property, and as Phase I contains infrastructure for future phases, we expect to identify and execute economically viable additional phases to the project. Future phases will be smaller in scope and will compete for our capital with other investment opportunities that are consistent with our business strategy.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the notes offered hereby are estimated to be $148.2 million after deducting the discount payable to the underwriters and other estimated expenses of this offering. We will use these net proceeds, together with $20 million in available insurance proceeds relating to the Santana Row fire, and approximately $7.1 million in borrowings under our $300 million credit facility, to pay in full and retire the construction loan for the Santana Row development in San Jose, California. The Santana Row construction loan, which has a current outstanding balance of $175.3 million, is due in April 2004 and bears interest at an annual rate equal to, at our election, the prime rate plus 0.375% or LIBOR plus 2.125%.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The following table sets forth our historical consolidated ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                                                   Nine Months Ended
                                                          Year Ended December 31,  September 30,
                                                          ------------------------ --------------
                                                          1997 1998 1999 2000 2001 2001     2002
                                                          ---- ---- ---- ---- ---- ----    ----
Ratio of earnings to fixed charges....................... 1.7x 1.7x 1.7x 1.5x 1.5x 1.5x    1.4x(1)
Ratio of earnings to combined fixed charges and preferred
  share dividends........................................ 1.6x 1.5x 1.5x 1.4x 1.3x 1.4x    1.1x(1)

--------
(1) Excluding a one-time $8.5 million restructuring charge incurred in the first quarter of 2002, for the nine months ended September 30, 2002, the ratio of earnings to fixed charges would have been 1.5x, and the ratio of earnings to combined fixed charges and preferred share dividends would have been 1.2x.

   The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gain
(loss) on sale of real estate and fixed charges. Fixed charges consist of interest on borrowed funds (including capitalized interest), amortization of debt discount and expense and the portion of rent expense representing an interest factor. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Preferred share dividends consist of dividends paid on our outstanding Series A preferred shares and Series B preferred shares.

                                CAPITALIZATION

   The following table sets forth our unaudited historical capitalization as of September 30, 2002, and on an as adjusted basis assuming:

  .   the completion of this offering;

  . additional borrowings of approximately $7.1 million under our $300 million credit facility; and

  . the use of the net proceeds from this offering, the proceeds of the borrowings and $20 million of available insurance proceeds relating to the Santana Row fire to pay in full and retire the Santana Row construction loan.

                                                              September 30, 2002
                                                          ------------------------
                                                           Historical    As Adjusted
                                                          ----------    -----------
                                                                (in thousands)
Debt (including obligations under capital leases):
   Obligations under capital leases...................... $  104,454    $  104,454
   Mortgages and construction loans payable..............    440,267(1)    288,942(2)
   Notes payable.........................................    192,343       199,478
   Senior notes and debentures...........................    385,000       385,000
   5.25% Convertible subordinated debentures.............     75,000        75,000
   6 1/8% Notes due November 15, 2007....................         --       150,000
                                                          ----------    ----------
       Total debt........................................  1,197,064(1)  1,202,874(2)
                                                          ----------    ----------
Investors' interest in consolidated assets...............     29,987        29,987
                                                          ----------    ----------
Shareholders' equity:
   7.95% Series A Cumulative Redeemable Preferred Shares.    100,000       100,000
   8.5% Series B Cumulative Redeemable Preferred Shares..    135,000       135,000
   Common Shares.........................................        448           448
   Additional paid in capital............................    812,354       812,354
   Accumulated dividends in excess of Trust net income...  (345,645)     (345,645)
   Less: Treasury shares and other.......................   (55,768)      (55,768)
                                                          ----------    ----------
       Total shareholders' equity........................    646,389       646,389
                                                          ----------    ----------
          Total capitalization........................... $1,873,440    $1,879,250
                                                          ==========    ==========

--------
(1) Does not reflect an additional approximately $24.0 million outstanding under the Santana Row construction loan as of the date of this prospectus supplement as a result of draws of approximately $40.0 million and repayment of $16.0 million subsequent to September 30, 2002.

(2) Does not reflect payment in full of the additional approximately $24.0 million outstanding under the Santana Row construction loan as of the date of this prospectus supplement, as described in Note (1).

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected unaudited consolidated financial data and should be read in conjunction with the consolidated financial statements and notes incorporated by reference in the accompanying prospectus. Our selected operating, other and balance sheet data for the years ended December 31, 2001, 2000 and 1999 and for the periods then ended have been derived from financial statements audited by Arthur Andersen LLP, independent accountants. Our selected operating, other and balance sheet data for the years ended December 31, 1998 and 1997 and for the periods then ended have been derived from financial statements audited by Grant Thornton LLP, independent accountants. Our selected operating, other and balance sheet data for the years 1977 through 2001 have been reclassified to conform to the presentation in 2002 as they relate to income from operations of discontinued assets and the presentation of tax loans receivable issued in connection with employee stock plans as contra-equity. The unaudited financial data for the nine months ended September 30, 2002 and 2001 includes all adjustments, consisting of normal recurring accruals, which we consider necessary for the fair presentation of our financial position and the results of operations for such period. The results for the nine-month period may not be indicative of the results to be expected for the full year.

                                                      Nine months ended
                                                        September 30,                 Year-ended December 31,
                                                     ------------------  ------------------------------------------------
(in thousands, except ratio                            2002      2001      2001      2000      1999      1998      1997
information and per share data)                      --------  --------  --------  --------  --------  --------  --------
Operating Data:
Revenues
  Rental income..................................... $214,242  $201,177  $274,567  $255,634  $241,356  $218,062  $185,770
  Other property income.............................   11,393    10,189    13,953    11,023    11,203    10,261     9,697
  Interest and other income.........................    3,762     5,275     6,590     7,532     7,649     5,936     6,036
                                                     --------  --------  --------  --------  --------  --------  --------
                                                      229,397   216,641   295,110   274,189   260,208   234,259   201,503
Expenses
  Interest..........................................   45,313    52,360    69,313    66,418    61,492    55,125    47,288
  Depreciation and amortization.....................   47,826    43,561    59,171    52,559    49,359    45,435    40,966
  Property expenses.................................   72,366    65,655    91,063    81,842    77,715    71,887    61,901
  General, administrative and other (1).............   18,698     9,971    14,281    13,318    15,120    16,461    11,744
                                                     --------  --------  --------  --------  --------  --------  --------
                                                      184,203   171,547   233,828   214,137   203,686   188,908   161,899
                                                     --------  --------  --------  --------  --------  --------  --------
Income before investors' share of operations and
 gain (loss) on sale of real estate.................   45,194    45,094    61,282    60,052    56,522    45,351    39,604
Investors' share of operations......................   (3,357)   (3,991)   (5,170)   (6,544)   (3,899)   (3,124)   (1,342)
                                                     --------  --------  --------  --------  --------  --------  --------
Income before gain (loss) on sale of real estate and
 discontinued operations............................   41,837    41,103    56,112    53,508    52,623    42,227    38,262
Income from operations of discontinued assets.......    1,217     2,581     3,459     3,334     2,870     2,733     1,867
                                                     --------  --------  --------  --------  --------  --------  --------
Income before gain (loss) on sale of real estate....   43,054    43,684    59,571    56,842    55,493    44,960    40,129
Gain (loss) on sale of real estate..................    9,454     7,898     9,185     3,681    (7,050)       --     6,375
                                                     --------  --------  --------  --------  --------  --------  --------
Net income..........................................   52,508    51,582    68,756    60,523    48,443    44,960    46,504
Dividends on preferred stock........................  (14,568)   (5,963)   (9,034)   (7,950)   (7,950)   (7,950)   (1,877)
                                                     --------  --------  --------  --------  --------  --------  --------
Net income available for common shareholders........ $ 37,940  $ 45,619  $ 59,722  $ 52,573  $ 40,493  $ 37,010  $ 44,627
                                                     ========  ========  ========  ========  ========  ========  ========
Weighted average common shares
  Basic.............................................   41,155    39,061    39,164    38,796    39,574    39,174    38,475
  Diluted...........................................   42,421    40,136    40,266    39,910    40,638    40,080    38,988
Distributions declared on common shares............. $ 61,157  $ 56,607  $ 75,863  $ 72,512  $ 71,630  $ 69,512  $ 66,636
Distributions declared per common share............. $  1.445  $   1.42  $   1.90  $   1.84  $   1.78  $   1.74  $   1.70
Other Data:
Net cash provided by operating activities (2)....... $ 96,864  $ 88,261  $108,545  $106,146  $102,183  $ 90,427  $ 72,170
Net cash provided (used by) by financing activities
 (2)................................................ $ 78,343  $100,185  $129,799  $ 15,214  $ (8,362) $ 97,406  $213,175
Net cash used in investing activities (2)........... $168,118  $185,167  $232,138  $121,741  $ 99,313  $187,646  $279,343
FFO (3)............................................. $ 76,481  $ 81,924  $110,432  $102,173  $ 96,795  $ 86,536  $ 79,733
Ratio of earnings to fixed charges (4)(5)...........     1.4x      1.5x      1.5x      1.5x      1.7x      1.7x      1.7x
Ratio of earnings to combined fixed charges and
 preferred dividends (4)(6).........................     1.1x      1.4x      1.3x      1.4x      1.5x      1.5x      1.6x
Ratio of FFO to combined fixed charges and
 preferred dividends (3)(4) (7).....................     1.7x      2.0x      1.9x      2.0x      2.2x      2.2x      2.5x

                                September 30,                          December 31,
                            --------------------- ------------------------------------------------------
(in thousands)                 2002       2001       2001       2000       1999       1998       1997
--------------              ---------- ---------- ---------- ---------- ---------- ---------- ----------
Balance Sheet Data:
Real estate assets, at cost $2,254,540 $2,065,402 $2,104,304 $1,854,913 $1,721,459 $1,642,136 $1,453,639
Total assets............... $2,003,534 $1,794,950 $1,834,881 $1,618,885 $1,532,764 $1,483,170 $1,315,383
Total debt (8)............. $1,197,064 $1,191,836 $1,110,468 $1,034,446 $  920,630 $  846,928 $  670,890
Total liabilities.......... $1,357,145 $1,330,144 $1,245,590 $1,153,425 $1,032,221 $  954,370 $  762,763
Redeemable preferred shares $  235,000 $  100,000 $  235,000 $  100,000 $  100,000 $  100,000 $  100,000
Shareholders' equity....... $  646,389 $  464,806 $  589,291 $  465,460 $  500,543 $  528,800 $  552,620
Number of common shares
 outstanding...............     43,300     40,012     40,071     39,469     40,201     40,080     39,148

--------
(1) General, administrative, and other expenses includes $8.5 million of restructuring costs in the nine months ended September 30, 2002, $2.8 million of costs related to an unconsummated merger in 1999 and $4.7 million of restructuring costs in 1998.

(2) Determined in accordance with Financial Accounting Standards Board Statement No. 95. See our "Consolidated Statements of Cash Flows" contained in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus supplement.

(3) The Trust has historically reported its FFO in addition to its net income and net cash provided by operating activities. FFO, which is a non-GAAP measure, is described under "Summary--2002 Third Quarter Highlights--2002 Third Quarter Results of Operations--Financial Results."

(4) The computation of these ratios is described under "Ratio of Earnings to Fixed Charges."

(5) Excluding a one-time $8.5 million restructuring charge incurred in the first quarter of 2002, for the nine months ended September 30, 2002, the ratio of earnings to fixed charges would have been 1.5x.

(6) Excluding a one-time $8.5 million restructuring charge incurred in the first quarter of 2002, for the nine months ended September 30, 2002, the ratio of earnings to combined fixed charges and preferred share dividends would have been 1.2x.

(7) Excluding a one-time $8.5 million restructuring charge incurred in the first quarter of 2002, for the nine months ended September 30, 2002, the ratio of FFO to combined fixed charges and preferred share dividends would have been 1.8x.

(8) Includes obligations under capital leases.

                             DESCRIPTION OF NOTES

   The following description of the particular terms of the notes offered hereby supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying prospectus under the caption "Description of Debt Securities." Certain terms used in this prospectus supplement are defined in that section of the accompanying prospectus.

General

   We are offering $150 million of our 6 1/8% notes maturing on November 15, 2007. The notes are to be issued as a separate series of Debt Securities under the Senior Indenture, which is more fully described in the accompanying prospectus.

   We will pay interest on the notes semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 2003, to the registered holders of the notes on the preceding May 1 or November 1.

   The defeasance and covenant defeasance provisions of the Senior Indenture apply to the notes.

Optional Redemption

   We may redeem the notes at any time in whole or from time to time in part at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed, or (2) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus
37.5 basis points plus, in each case, accrued interest thereon to the redemption date.

As used herein:

   "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

   "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

   "Quotation Agent" means the Reference Treasury Dealer appointed by us.

   "Reference Treasury Dealer" means (1) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and Wachovia Securities, Inc. and their respective successors; provided, however, that if any of the foregoing cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue

(expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Covenants

   Limitations on Incurrence of Debt. The notes will provide that we will not, and will not permit any subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our outstanding Debt and our subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 65% of the sum of (without duplication) (1) Total Assets (as defined below) as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

   In addition to the foregoing limitation on the incurrence of Debt, the notes will provide that we will not, and will not permit any subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our or any of our subsidiary's property if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all of our and our subsidiaries' outstanding Debt on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on our or our subsidiaries' property is greater than 40% of the sum of (without duplication) (1) Total Assets as of the end of the calendar quarter covered in our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt; provided that for purposes of this limitation, the amount of obligations under capital leases shown as a liability on our consolidated balance sheet shall be deducted from Debt and from Total Assets.

   Furthermore, the notes also will provide that we will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on an unaudited pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (1) such Debt and any other Debt incurred by us and our subsidiaries since the first day of such four- quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (2) the repayment or retirement of any other Debt by us and our subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (3) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such unaudited pro forma calculation; and (4) in the case of any acquisition or disposition by us or our subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such unaudited pro forma calculation.

   Maintenance of Unencumbered Total Asset Value. The notes will provide that we, together with our subsidiaries, will at all times maintain an Unencumbered Total Asset Value (as defined below) in an amount not less than 125% of the aggregate outstanding principal amount of all our and our subsidiaries' unsecured Debt.

As used herein:

   "Acquired Debt" means Debt of a Person (1) existing at the time such Person becomes a subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a subsidiary.

   "Annual Debt Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, our and our subsidiaries' Debt and the amount of dividends which are payable in respect of any Disqualified Stock.

   "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

   "Consolidated Income Available for Debt Service" for any period means our and our subsidiaries' Funds from Operations plus amounts which have been deducted for interest on our and our subsidiaries' Debt.

   "Debt" means any of our or any of our subsidiaries' indebtedness, whether or not contingent, in respect of (without duplication) (1) borrowed money evidenced by bonds, notes, debentures or similar instruments, (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or any subsidiary, (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (4) the principal amount of all of our or any of our subsidiaries' obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock or (5) any lease of property by us or any subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of us or any subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business or for the purposes of guaranteeing the payment of all amounts due and owing pursuant to leases to which we are a party and have assigned our interest, provided that such assignee of ours is not in default of any amounts due and owing under such leases), Debt of another Person (other than us or any subsidiary) (it being understood that Debt shall be deemed to be incurred by us or any subsidiary whenever we or such subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

   "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (2) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (3) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the notes.

   "Funds from Operations" for any period means income available to common shareholders before depreciation and amortization of real estate assets and before extraordinary items less gain on sale of real estate.

   "Total Assets" as of any date means the sum of (1) our and all of our subsidiaries' Undepreciated Real Estate Assets and (2) all of our other assets determined in accordance with generally accepted accounting principles (but excluding goodwill).

   "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of our and our subsidiaries' real estate assets on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

   "Unencumbered Total Asset Value" as of any date means the sum of (a) those Undepreciated Real Estate Assets not encumbered by any mortgage, lien, charge, pledge or security interest and (b) all of our and our subsidiaries' other assets on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable), in each case which are unencumbered by any mortgage, lien, charge, pledge or security interest.

   See "Description of Debt Securities--Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to us.

Book-Entry Form

   We have established a depositary arrangement with The Depository Trust Company (the "Depositary") with respect to the notes, the terms of which are summarized below. Upon issuance, the notes will be represented by a single Global Security and will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Security may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

   So long as the Depositary or its nominee is the registered owner of a Global Security, the Depositary or its nominee, as the case may be, will be the sole Holder of the notes for all purposes under the Senior Indenture. Except as otherwise provided in this section, the Beneficial Owners of the Global Security or Securities representing the notes will not be entitled to receive physical delivery of Certificated notes and will not be considered the Holders thereof for any purpose under the Senior Indenture, and no Global Security representing the notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant (as defined below), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Security or the Senior Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

   The Global Security representing the notes will be exchangeable for Certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Securities or the Depositary ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in each case, a successor Depositary is not appointed by us within 90 days after we receive such notice or become aware of such unwillingness, inability or ineligibility, (2) we, in our discretion, determine that the Global Security shall be exchangeable for Certificated Notes or (3) there shall have occurred and be continuing an Event of Default under the Senior Indenture with respect to the notes and Beneficial Owners representing a majority in aggregate principal amount of the notes represented by the Global Security advise the Depositary to cease acting as depositary. Upon any such exchange, the Certificated Notes shall be registered in the names of the Beneficial Owners of the Global Security representing the notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Securities Registrar.

   The information below concerning the Depositary and the Depositary's system has been furnished by the Depositary, and we take no responsibility for the accuracy thereof. The Depositary will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One fully registered Global Security will be issued for the notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

   The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

   Purchases of notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive Certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

   To facilitate subsequent transfers, the Global Security representing the notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of the Global Security with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Security representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Security representing the notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to us as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

   Principal, premium, if any, and/or interest payments on the Global Security representing the notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to the Depositary is the responsibility of us or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

   If applicable, redemption notices shall be sent to Cede & Co. If less than all of the notes within an issue are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

   The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Certificated Notes will be printed and delivered.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

General

   Subject to the U.S. federal income tax considerations contained in our Current Report on Form 8-K filed with the SEC on November 13, 2002, which is incorporated into this prospectus supplement, the following is a general discussion of the material U.S. federal income tax considerations applicable to initial holders of the notes. Except as specifically provided below with respect to non-U.S. holders (as described below), the discussion is limited to holders of notes that are U.S. holders and who hold the notes as capital assets. For purposes of this discussion, a U.S. holder means a holder of notes that for U.S. federal income tax purposes is (i) a citizen of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have authority to control all substantial decisions of the trust. A non-U.S. holder means any beneficial owner of a note that is not a U.S. holder.

Interest

   A U.S. holder of the notes generally will be required to report interest earned on the notes as ordinary income in accordance with the U.S. holder's method of tax accounting.

Disposition

   Upon the sale, exchange, redemption, retirement or other disposition of a note, a U.S. holder who acquired the note upon its issuance will generally recognize capital gain or loss equal to the difference (if any) between the amount realized (other than amounts attributable to accrued but unpaid stated interest which will be taxable as ordinary income) and such U.S. holder's tax basis in the note. The U.S. holder's tax basis for a note generally will be the purchase price for the note. Such gain or loss shall be treated as long-term capital gain or loss if the note was held for more than one year.

Non-U.S. Holders

   The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. holders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to the notes.

   A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on a note, provided that (i) the non-U.S. holder is not (A) a direct or indirect owner of 10% or more of the total voting power of all our voting stock, (B) a controlled foreign corporation related to us through stock ownership, or (C) a bank whose receipt of interest on a note is pursuant to a loan agreement entered into in the ordinary course of business; (ii) such interest payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States; and (iii) we or our paying agent receives certain information from the non-U.S. holder (or a financial institution that holds the notes in the ordinary course of its trade or business) certifying that such holder is a non-U.S. holder. Generally a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gains from the sale or other disposition of a note provided that (i) such gains are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S.; (ii) such non-U.S. holder is not an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and meets certain other requirements; and (iii) the non-U.S. holder is not subject to backup withholding as a result of failing to provide to the selling broker evidence establishing such holder's status as a non-U.S. holder, if required.

                                 UNDERWRITING

   We intend to offer the notes through the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement and the related pricing agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                      Principal
                        Underwriter                    Amount
                        -----------                   ---------
               Merrill Lynch, Pierce, Fenner & Smith
                           Incorporated............. $ 42,500,000
               Salomon Smith Barney Inc.............   42,500,000
               Wachovia Securities, Inc.............   42,500,000
               Commerzbank Capital Markets Corp.....    6,000,000
               Banc of America Securities LLC.......    3,000,000
               BMO Nesbitt Burns Corp...............    3,000,000
               Fleet Securities, Inc................    3,000,000
               HVB Capital Markets, Inc.............    3,000,000
               Wells Fargo Brokerage Services, LLC..    3,000,000
               PNC Capital Markets, Inc.............    1,500,000
                                                     ------------
                        Total....................... $150,000,000
                                                     ============

   The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

   The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .35% of the principal amount of the notes to other dealers. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The expenses of the offering, not including the underwriting discount, are estimated to be $500,000 and are payable by us.

New Issue of Notes

   The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

   In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

   Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Wachovia Bank, National Association, an affiliate of Wachovia Securities, Inc., acts as lead arranger and administrative agent under our credit facility and is the Trustee under the Senior Indenture.

                     NOTICE REGARDING ARTHUR ANDERSEN LLP

   On June 4, 2002, we announced that we had appointed Grant Thornton LLP as our independent auditor for fiscal year 2002, replacing Arthur Andersen LLP.

   Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant.

   Prior to the date of this prospectus, the Arthur Andersen partners who reviewed our most recent audited financial statements, as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen's written consent to the incorporation by reference into this prospectus supplement of its audit reports with respect to our financial statements.

   Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus supplement forms a part without a written consent from Arthur Andersen. Accordingly, Arthur Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement of which this prospectus supplement forms a part.

                                 LEGAL MATTERS

   The legality of the notes offered by this prospectus will be passed upon for us by Shaw Pittman LLP, a law partnership including professional corporations. In addition, the description of federal income tax consequences incorporated by reference into this prospectus from our Current Report on Form 8-K filed with the SEC on November 13, 2002 is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Shaw Pittman LLP. Sidley Austin Brown & Wood LLP, New York, New York, will act as counsel to the underwriters.

================================================================================

                                 $150,000,000

                             [LOGO]

                                 Federal Realty
                                Investment Trust

                              6 1/8% Notes due 2007

                            -----------------------
                             PROSPECTUS SUPPLEMENT
                            -----------------------

                              Merrill Lynch & Co.

                             Salomon Smith Barney

                              Wachovia Securities

                            Commerzbank Securities

                        Banc of America Securities LLC

                               BMO Nesbitt Burns

                            Fleet Securities, Inc.

                           HVB Capital Markets, Inc.

                      Wells Fargo Brokerage Services, LLC

                           PNC Capital Markets, Inc.

                               November 14, 2002
================================================================================